Exhibit 4.07
PARTNERSHIP INTEREST PURCHASE AGREEMENT OF “VITRO CRISTALGLASS, S.L.” between . FRANCISCO JAVIER PRADO OVALLE, MARÍA DEL PÍLAR SANTOS RIESCO, ISAAC PRADO OVALLE, RECAREDO PRADO OVALLE, INVERGAR PARTICIPACIONES INMOBILIARIAS S.L., ISAAC PRADO BODELÓN, and CONCEPCIÓN OVALLE VALLINAS as Sellers, and VIMEXICO, S.A. DE C.V. as Purchaser.
Madrid, January 30, 2009.
STATE
III. As a result of the participation in this Agreement as Purchaser, VITRO CRISTALGLASS, S.L. has adopted, as of today, a capital decrease agreement through an acquisition of its own partnership interest for a future amortization according to the procedure set forth in articles 79 and 40.1.b) of the Law of Limited Liability Corporations. Annex 3 hereof includes a certificate executed by the Vicesecretary of the Board, under his/her responsibility, with the adopted decrease agreement.
STATEMENTS
1.	PURPOSE AND CONSENT
Purpose of the purchase and sale Partnership Interest
1.2.	Consent
1.2.1 Subject to the terms and conditions hereof, Sellers sell to Purchaser, and Purchaser buys from Sellers, the Partnership Interest free of all lien, encumber and restrictions to transfer, as set forth in annex one hereof, with all ascribed rights thereof.
1.2.2 Particularly (A) (i) INVERGAR, (ii) FRANCISCO JAVIER PRADO OVALLE, (ii) RECAREDO PRADO OVALLE, (iii) ISAAC PRADO OVALLE, (iv) MARÍA DEL PILAR SANTOS RIESCO, and (v) the marriage of ISAAC PRADO BODELÓN and CONCEPCIÓN OVALLE VALLINAS, SELL to (B) VITRO CRISTALGLASS buys the number of Partnership Interest of the class and number resulting from the following chart:

Seller	NUMBER	CLASS	NUMBER			BUYER

MARÌA DEL PILAR SANTOS RIESCO	6,385	B	17,280	a	23,664

FRANCISCO JAVIER PRADO OVALLE (at a private regime)	4,353	B	25,698	a	30,050

						VITRO CRISTALGLASS
			1,436		2,254
			15,026		17,279
INVERGAR PARTICIPACIONES INMOBILIARIAS, S.L.U.	7,581	B	30,051	a	32,304
			45,076		47,329

ISAAC PRADO OVALLE (at a private regime)	10,373	B	49,364	a	60,100

D. RECAREDO PRADO OVALLE (at a private regime)	10,373	B	34,339	a	45,075

ISAAC PRADO BODELÓN and CONCEPCIÓN OVALLE VALLINAS (profitable regime)	10,373	B	4,289	a	15,025

TOTAL

2.	PURCHASE PRICE
The purchase price to be paid by Purchaser to Sellers is an aggregate amount of TWENTY SEVEN MILLION EUROS (27,000,000 €) (hereinafter the “Price”).
3.	PAYMENT TERMS
3.1
The Price shall be paid by Purchaser to Seller in the manner and term set forth herein as Annex 4. Notwithstanding the referred to in said Annex, Purchaser may pay in advance the amount in debt, if and when said prepayment is made in cash and in payments equal to TWO HUNDRED THOUSAND EUROS (200,000 €). Advance payments shall be applied to utmost amounts, computed with a 5% annual discount rate. For said prepayments, Sellers shall return the promissory notes (pagarés) corresponding to such payment.

3.2	On regard to the Price payment:
3.2.1
Annex 5 includes copy of some executed promissory notes. Sellers hereby give a final payment letter in the amount of such promissory notes in the amount of THREE MILLION FOUR HUNDRED EIGHTY THOUSAND EUROS (3,480,000 €). Sellers hereby assume an unpaid risk and waive to any action against Purchaser for a total or partial unpaid assumption. Likewise, Annex 6 includes copy of the remaining executed promissory notes.

3.2.2
The Parties hereby agree, under essential nature for Sellers, that any failure to pay any of the promissory notes attached hereto as Annex 6 to Sellers, at any of the terms established herein, except if such failure to pay has been cured by Purchaser within the following ten (10) calendar days upon request by Sellers, shall determine the automatic expiration and demand of all amounts deferred by VITRO CRISTALGLASS, unless such pending deferred amounts (including the failed amount) are guaranteed by a bank guarantee upon first demand, which should have been previously granted ten (10) days prior to the previously mentioned term. In the event of non-payment, Purchaser shall also be required to pay to Sellers, all damages caused for such circumstance.

4.	OWNERSHIP AGREEMENT
4.1
The Parties hereby agree on an ownership agreement on the entire Partnership Interest in favor of Sellers if the entire Price of all of the Partnership Interest is not satisfied by virtue of this Agreement.

4.2
Given the configuration (with essential character to Sellers) of this purchase and sale as an exclusive, joint, and related legal business, the reservation of ownership agreement shall be applied on all Partnership Interest until the last term is satisfied. Therefore, such agreement (and its consequences) shall continue ruling as to the partnership interest of those Sellers that had received part of the Price corresponding to the Partnership Interest sold by them.

4.3	Therefore, the Parties hereby agree that until the total amount of the Partnership Interest is paid:
4.3.1
Sellers shall continue holding their condition as partners of the Corporation, and shall continue as beneficiaries of any economic right that may correspond to them as part thereof. On regard to voting rights, Sellers hereby assign to VIMEXICO all political rights of the Partnership Interest but will not be able to use them for acts in prejudice of the Partnership Interest’ value in compliance hereof. For such purpose, each Seller is bound to grant a special power of attorney in favor of a representative designated by VIMEXICO for any VITRO CRISTALGLASS meeting to be held.

4.3.2	The capital decrease agreement should not be executed on VITRO CRISTALGLASS and shall remain pending until VITRO CRISTALGLASS fully and timely satisfies the Price.

4.4.
Sellers should not alienate, pledge, encumber nor constitute any personal or real rights on the Partnership Interest, and shall not allow the existence of any burden or alienate on any of said Partnership Interest. Any Seller may be declared in bankrupt (concurso mercantil) as long as the Partnership Interest is subject to such reservation of ownership agreement. Those Sellers are bound to jointly pay, and in non-fulfillment, to Purchaser an equal amount to the burden or lien that may result and, as the case may be, for damages that may cause such circumstance.

5.
5.1	The Parties are aware that any capital decrease resolved by the General Meeting shall not imply a legal assumption of the return of their contribution.
5.2
Notwithstanding the foregoing, and if for any reason the decrease operation implies a legal assumption cause the return of their contribution and, in consequence, demand Sellers the responsibility mentioned in article 8 of the Law of Limited Liability Corporations, VITRO CRISTALGLASS, VIMEXICO, and VITRO EUROPA jointly assume the obligation to keep Sellers harmless against any damage that for said circumstance, action, or claim may cause to the same due to res iudicata.

6.	BOND

VIMEXICO and VITRO EUROPA jointly guarantee the performance of all and each obligation assumed by VITRO CRISTALGLASS hereof. Therefore, they hereby constitute as joint guarantors in respect to Sellers, and expressly waive to any order or excussion benefit and division, and to any other general or specific character that they may have.